Our Journey Continues
June 2014
1
Filed by Covidien plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Filer’s SEC File No.: 001-33259
Date: June 16, 2014

A Note From Legal
2   |
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC.  Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27,
2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC
The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at   investor.relations@medtronic.com or by calling
763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien
Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.
New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER
RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy
Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at
www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed

|     Who We Are
3
Integrity, Honesty, Safety and Quality
“We will conduct business with integrity
and honesty in compliance with all laws
and Company policy.
We are committed to produce products
that are safe and of the
highest quality for our customers.”

A Video Message From Our CEO | Who We Are 4 http://pulse/News/headlines/Pages/VideoMessageJune2014.aspx

| Covidien Corporate Overview 5

About Medtronic, Inc. | Who We Are 6

|     Who We Are
7
$17 Billion
~140 countries, 49,000 employees
$10 Billion
Over 150 countries, more than 38,000
employees
#1 in Pacing
#1 in ICDs
#1 in Cardiology
#1 in Spine
#1 in Neuro
#1 in Diabetes
#2 in Structural Heart
#1 in Surgical Tech
#1 in Advanced Surgery
#2 in General Surgery
#1 in Peripheral Vascular
#1 in Neurovascular
#1 in Vascular Products
#1 in GI
#1 in Respiratory & Monitoring
#1 in US Supplies
Pacemaker, ICDs, Transcatheter Heart
Valves, Cardiac Resynchronication,
Insulin Pumps
Spinal Cord Stimulation Continuous
Glucose Monitoring, Deep Brain
Stimulation, Artificial Spinal Discs
Pulse Oximetry, RF Energy Apps,
Stroke, Cerebral Aneurism, Surgical
Staples, Sutures, Vessel Sealing,
MIS/Laparscopy
Size and Reach
Product
Leadership
Strong Legacy
of Innovation

Serving Patients
Over 87,000 employees in more than 150 countries
NURSING CARE
AIRWAY & VENT
PATIENT MONITORING
NEUROVASCULAR
NEURO
GENERAL SURGICAL
ADVANCED SURGICAL
DIABETES
ORTHO/SPINE
PERIPHERAL &
ENDOVASCULAR
STRUCTURAL HEART
CORONARY
CRDM
PATIENT CARE

What To Expect Going Forward
|     Covidien Corporate Overview 9
Planning process and
activities
Integration
process
Ongoing communications
Day 1 of combined
organization (closing of
acquisition)*
* Subject to  satisfaction of closing conditions

What We Need From You
|     Covidien Corporate Overview 10
Stay focused on doing your jobs
Continue to deliver on commitments to our customers,
patients and shareholders
Operate with the highest level of ethics and integrity
Ask questions and make suggestions

Our Commitment to You | Covidien Corporate Overview 11 • Address questions and suggestions • Provide regular and ongoing communications • Maintain the performance of our company

Questions | Covidien Corporate Overview 12